MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(SEC I.D. NO. 8-43026)
(CFTC I.D. NO. 0398845)

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MUFG Securities Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MUFG Securities Americas Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule h has been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. In our opinion, such schedule is fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 1988.

MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS:

Cash and cash equivalents	$	241,643
Cash segregated under federal and other regulations		12,000
Collateralized agreements:		
Securities borrowed (including $179.7 million of collateral at fair value)		6,747,249
Securities purchased under agreements to resell, net		11,030,472
Deposits with clearing organizations and others		63,781
Receivables:		
Brokers, dealers and clearing organizations		235,211
Customers		1,757
Affiliates		28,613
Financial instruments owned, at fair value ($5.9 billion pledged)		7,696,740
Interest receivable		125,817
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $87.8 million)		100,827
Deferred tax assets, net		23,309
Other assets		32,281
TOTAL ASSETS	$	26,339,700

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Short-term borrowings	$	2,035,969
Collateralized agreements:		
Securities loaned (including $179.7 million of collateral at fair value)		310,344
Securities sold under agreements to repurchase, net		18,812,342
Payables:		
Brokers, dealers and clearing organizations		6,130
Customers		7,859
Affiliates		43,699
Financial instruments sold, but not yet purchased, at fair value		2,976,919
Interest payable		52,917
Accrued expenses and other liabilities		150,848
Total liabilities		24,397,027
Liabilities subordinated to claims of general creditors		775,000
Commitments and contingencies (see Note 14)		

STOCKHOLDER'S EQUITY:

Common stock, no par value;		
10,000 shares authorized, 4,690 shares issued and outstanding	$	469,000
Additional paid-in capital		5,781
Retained earnings		692,892
Total stockholder's equity		1,167,673
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	26,339,700

See notes to the financial statement.

MUFG SECURITIES AMERICAS INC.

1. ORGANIZATION AND BUSINESS ACTIVITIES

MUFG Securities Americas Inc. ("MUSA" or the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"). MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan. As a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, and securities transactions.

MUSA is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). MUSA is also registered with the Municipal Securities Rulemaking Board ("MSRB") as a broker-dealer. In 2022, MUSA also became a registered independent introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statement. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

On September 21, 2021, U.S. Bancorp entered into a definitive agreement to acquire MUFG Union Bank, N. A. ("MUB"), the core regional banking franchise of MUAH. The transaction satisfied customary closing conditions, including receipt of required regulatory approvals and closed on December 1, 2022. The transaction did not have a material impact on the financial results or business operations of the Company.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2022, Cash and cash equivalents consisted solely of cash.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For Securities borrowed the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For Securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the Securities borrowed and Securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of Securities borrowed and Securities loaned agreements approximate fair value because the transactions are generally short-term in nature and are collateralized.

Interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet*, the Company offsets Securities borrowed and Securities loaned on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

When the Company engages in securities-for-securities transactions where the Company is the lender and is permitted to sell or repledge these securities, the fair value of collateral received is reported in Securities borrowed, and the related obligation to return the collateral is reported in Securities loaned on the Statement of Financial Condition at fair value. If the Company is the borrower in securities-for-securities transactions, the fair value of collateral received and the fair value of collateral loaned are not reported on the Statement of Financial Condition in accordance with FASB ASC 860, *Transfers and Servicing*.

***Securities purchased under agreements to resell and Securities sold under agreements to repurchase*–** Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with FASB ASC 860, *Transfers and Servicing*, and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities under reverse repurchase agreements at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of reverse repurchase agreements and repurchase agreements approximate fair value because the transactions are generally short-term in nature. Accrued interest associated with reverse repurchase agreements and repurchase agreements are accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet*, the Company offsets reverse repurchase and repurchase agreements on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2022, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include receivables for unsettled regular-way securities, securities not delivered by the Company to a purchaser by the settlement date, fees on underwriting transactions, and cash margin posted for mortgage-backed securities and interest rate contracts (futures transactions). Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, margin payable to clearing organizations and broker dealers, and payables for mortgage-backed securities.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to or received by the Company.

Receivables and Payables – Affiliates – Receivables from and Payables to affiliates represent balances arising in connection with transactions with affiliates for the provision of services including investment banking fees, sublease rental income or expense, professional services and operational support. See Note 11 for further details.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net, by CUSIP or other security identification, on a trade date basis. For debt securities, realized gains and losses are determined on a first in–first out basis. For equity securities, realized gains and losses are determined using a weighted average cost basis.

Loans traded on secondary market refers to the purchase and sale of syndicated loans on the secondary market. Traded loans and the mark to market on loan purchase commitments and loan sale commitments are reported in Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, under the fair value option, which allows an entity to elect to measure the financial assets and liabilities at fair value.

Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased at fair value, are accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value.

The Company's derivatives, which are primarily interest rate contracts, forward foreign exchange contracts, credit contracts, and equity contracts, are reported on the Statement of Financial Condition at their fair value. The Company trades agency to-be-announced securities ("TBAs"), which are forward contracts that give the purchaser/seller an obligation to receive/deliver agency mortgage-back securities in the future. The associated market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. As such, the Company reports TBAs as interest rate contracts. The Company also accounts for non-regular-way settled trades as derivatives and records them as interest rate and credit contracts based on the underlying security type. Additionally, the Company also enters into forward foreign exchange contracts to economically hedge non-U.S. dollar short-term borrowings.

Fair value measurements – FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation

techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, the liquidity of markets, and other characteristics particular to the financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Furniture and equipment, software and leasehold improvement - Furniture and equipment is recorded at cost, less accumulated depreciation, and is depreciated over the estimated useful life of one to five years.

The Company's software is recorded at cost, less accumulated depreciation, and is depreciated on a straight line basis over the estimated useful lives of three to seven years.

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

FASB ASC 842, *Leases*, requires leases previously classified as operating leases to be recognized on the Statement of Financial Condition as a right of use lease asset and lease liability. The right of use lease assets are included in Furniture and equipment, software and leasehold improvements on the Statement of Financial Condition and are amortized over the lease term.

Income taxes – In accordance with FASB ASC 740, *Income Taxes*, a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. See Note 12 for further details.

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued to U.S. dollar equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in non-U.S. dollar currencies are recorded in U.S. dollar equivalents using the effective spot foreign exchange rate at the date of the transaction.

Stock-Based Compensation – The Company grants restricted stock units ("RSUs") settled in MUFG American Depositary Receipts ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG, to employees.

Retirement, other postemployment benefits and deferred compensation plans – The Company provides eligible employees with retirement and other postemployment benefits under a defined benefit plan sponsored by an affiliate. The Company contributes to the plan based on a predetermined formula, plan assets are not segregated between the various employer participants, and pension obligations are retained by the plan sponsor upon withdrawal of the Company. The Company also recognizes a liability for all contributions due and unpaid, which is recorded as Payable to affiliates on the Statement of Financial Condition. The Company also has a non-qualified deferred compensation plan maintained in a trust. See Note 16 for further details.

3. **RECENT ACCOUNTING DEVELOPMENTS AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS**

Recent Accounting Developments

On March 31, 2022, the FASB issued ASU No. 2022-02, *Financial Instruments–Credit Losses* (Topic 326), *Troubled Debt Restructurings and Vintage Disclosures*. The amendments in this Update eliminate the troubled debt restructurings (TDRs) recognition and measurement guidance and, instead, require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance the disclosure requirements for certain modifications of receivables made to borrowers experiencing financial difficulty. For entities that have adopted Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Entities are required to apply the amendments in the Update on a prospective basis, except for the recognition and measurement of TDRs, whereby an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. The Company has performed a preliminary analysis and currently does not expect an impact on the Company's financial statement and related disclosures when this ASU becomes effective on January 1, 2023.

Other Developments

Since 2017, regulators and central banks globally have expressed their support for replacing the London Inter-bank Offered Rate ("LIBOR") with an alternative reference rate. In the U.S., the market has predominantly moved towards the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York as the alternative to U.S. dollar LIBOR. New transactions referencing LIBOR are internally prohibited and internal financings including subordinated debt have been updated with reference to SOFR. The Company has participated in a MUFG-wide initiative to phase out LIBOR and transition to alternative reference rates.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2022 consist of the following:

(in 000's)	Receivables		Payables	
Securities failed-to-deliver/receive	$	75,191	$	1,822
Pending trades		75,578		—
Receivables/payables relating to investment banking		26,019		—
Receivables/payable relating to mortgage-backed securities		969		512
Receivables/payables from clearing organizations		26,943		328
Interest rate contracts		25,014		—
Other trade related receivables/payables		5,497		3,468
Total	$	235,211	$	6,130

5. SHORT-TERM BORROWINGS

The Company has short-term borrowings with MUAH and Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"). The short-term borrowings at December 31, 2022 consist of the following:

Lender	Maturity Date	Rate Basis	JPY Principal Amount (in 000's)		USD Principal Amount (in 000's)	
MUAH	1/31/23	4.11%			$	375,000
MUAH	3/15/23	4.34%				375,000
MUAH	3/15/23	SOFR + 0.65				150,000
MUAH	4/28/23	4.46%				375,000
MUAH	6/15/23	4.57%				375,000
MUAH	10/19/23	SOFR + 0.80				150,000
MUAH	12/15/23	SOFR + 0.97				175,000
MUSHD	6/2/2023	0.02%	¥	7,992,155	$	60,969
Total			¥	7,992,155	$	2,035,969

The Company has an uncommitted, unsecured borrowing facility with MUSHD under which it may borrow up to JPY 160 billion (USD equivalent $1.2 billion). Under the terms of the facility, the Company can choose to borrow in Japanese Yen or US Dollars. The termination date of this facility is March 31, 2023, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. Japanese Yen denominated borrowings include an irrevocable extension option allowing the Company to extend the maturity of an individual draw by 100 days at any time prior to its original stated maturity. At December 31, 2022, the Company had JPY 8.0 billion ($60.9 million USD equivalent) drawn under this facility.

The Company has a $1.0 billion uncommitted, unsecured borrowing facility with MUAH. The termination date of this facility is December 31, 2022, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. At December 31, 2022, the Company had   million drawn under this facility.

In 2022, MUAH and the Company implemented a segregated liquidity buffer held at the Company. A $1.5 billion uncommitted, unsecured borrowing facility has been drawn in four $375 million tranches. The termination date of this facility is November 22, 2023, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. At December 31, 2022, the Company had $1.5 billion drawn under this facility.

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has seven subordinated borrowings totaling $775.0 million with MUAH, at December 31, 2022, that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
February 28, 2023	SOFR + 0.71	2.52%	$ 150,000
August 31, 2023	SOFR + 0.75	2.47%	150,000
March 29, 2024	SOFR + 0.93	2.70%	100,000
April 1, 2024	SOFR + 0.93	2.56%	75,000
September 3, 2024	SOFR + 0.54	2.27%	100,000
February 28, 2025	SOFR + 0.75	2.64%	100,000
September 2, 2025	SOFR + 1.61	4.88%	100,000
		Total	$ 775,000

The agreements covering the subordinated borrowings have been approved by FINRA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid at maturity. The debt is denominated in U.S. dollars. The borrowings allow for prepayment of all or any part of the obligation at the option of the Company upon receipt of prior written approval from FINRA.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

7.   FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2022, by level within the fair value hierarchy:

(in 000's)	Level 1		Level 2		Counterparty and Cash Collateral Netting		Total	
Assets:								
Financial instruments owned:								
U.S. Treasury securities	$	237,109	$	2,074,593	$	—	$	2,311,702
U.S. Agency securities		—		34,869		—		34,869
Corporate bonds		—		469,851		—		469,851
Asset-backed securities		—		235,460		—		235,460
Mortgage-backed securities		—		4,527,457		—		4,527,457
Loans traded on secondary market		—		103,282		—		103,282
Loan commitments		—		864		—		864
Derivatives:								
Interest rate contracts		1,195		84,386		(73,331)		12,250
Forward foreign exchange contracts		—		5,995		(4,990)		1,005
Total Financial instruments owned	$	238,304	$	7,536,757	$	(78,321)	$	7,696,740
Receivables from brokers, dealers and clearing organizations	$	18,744	$	—	$	(4,759)	$	13,985
Liabilities:								
Financial instruments sold, but not yet purchased:								
U.S. Treasury securities	$	174,219	$	2,278,348	$	—	$	2,452,567
Corporate bonds		—		522,555		—		522,555
Equity securities		3		—		—		3
Loan commitments		—		939		—		939
Derivatives:								
Interest rate contracts		—		40,104		(39,249)		855
Total Financial instruments sold, but not yet purchased	$	174,222	$	2,841,946	$	(39,249)	$	2,976,919
Payables to brokers, dealers and clearing organizations	$	4,759	$	—	$	(4,759)	$	—

Note: The Company has no Level 3 financial instruments as of Dec 31, 2022.

U.S. Treasury securities are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities are categorized in Level 2 of the fair value hierarchy.

U.S. Agency securities are valued using third party market price quotations or spread data obtained from observed transactions. These securities are categorized in Level 2 of the fair value hierarchy.

Corporate bonds are valued using third party market price quotations or recently executed transactions. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Mortgage-backed securities, and asset-backed securities are valued using third party market price quotations or spread data obtained from observed transactions. These securities are categorized in Level 2 of the fair value hierarchy.

Equity securities are actively traded and are valued based on quoted prices from the exchange, and are therefore categorized in Level 1 of the fair value hierarchy.

Loans traded on secondary market are loans which are originated and syndicated in the primary market but traded on the secondary market. Loans traded on secondary market are valued by third party market price quotations and categorized in Level 2 of the fair value hierarchy.

Loan purchase and sale commitments related to loans traded on secondary market are valued by third party market price quotations and are categorized in Level 2 of the fair value hierarchy.

Interest rate contracts include exchange-traded futures and forward contracts to receive or deliver securities. Futures are actively traded and valued based on quoted prices from the exchange while forward contracts are quoted using third party market price quotations of the underlying securities or recently executed transactions. These securities are categorized as Level 1 and Level 2, respectively, on the fair value hierarchy.

Forward foreign exchange contracts are valued based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. The Company has no reclassifications to report for 2022.

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or re-pledge the collateral. At December 31, 2022, the amount of securities pledged which the counterparty did have the right to deliver or re-pledge was $5.87 billion.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

Financial Instruments Not Measured at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial assets and liabilities may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2022, the carrying value of certain securities purchased under agreements to resell, securities sold under agreements to repurchase, short-term borrowings, and liabilities subordinated to claims of general creditors were considered longer term in nature as their maturity dates were greater than three months. These accounts are valued using a discounted cash flow technique. The significant valuation inputs used included interest rates, collateral funding spreads, and senior debt to subordinated debt spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

The following is a summary of the Company's financial assets and liabilities which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2022, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities, such as furniture, equipment, software and leasehold improvements, tax assets and liabilities and certain estimated accruals and provisions.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

(in 000's)		Carrying Value		Level 1		Level 2		Total Estimated Fair Value
Assets:								
Cash and cash equivalents	$	241,643	$	241,643	$	—	$	241,643
Cash segregated under federal and other regulations		12,000		12,000		—		12,000
Securities borrowed		6,747,249		—		6,747,249		6,747,249
Securities purchased under agreements to resell, net		11,030,472		—		11,029,266		11,029,266
Deposits with clearing organizations and others		63,781		—		63,781		63,781
Receivables from broker, dealers and clearing organizations		235,211		—		235,211		235,211
Receivables from customers		1,757		—		1,757		1,757
Receivables from affiliates		28,613		—		28,613		28,613
Interest receivable		125,817		—		125,817		125,817
Other assets		32,281		—		32,281		32,281
Total	$	18,518,824	$	253,643	$	18,263,975	$	18,517,618
Liabilities:								
Short-term borrowings	$	2,035,969	$	—	$	2,064,512	$	2,064,512
Securities loaned		310,344		—		310,344		310,344
Securities sold under agreements to repurchase, net		18,812,342		—		18,811,124		18,811,124
Payables to brokers, dealers and clearing organizations		6,130		—		6,130		6,130
Payables to customers		7,859		—		7,859		7,859
Payables to affiliates		43,699		—		43,699		43,699
Interest payable		52,917		—		52,917		52,917
Accrued expenses and other liabilities		126,402		—		126,402		126,402
Liabilities subordinated to claims of general creditors		775,000		—		773,291		773,291
Total	$	22,170,662	$	—	$	22,196,278	$	22,196,278

Note: The Company has no Level 3 assets and liabilities as of Dec 31, 2022.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

8.   **DERIVATIVE INSTRUMENTS**

In the normal course of business, the Company enters into a variety of derivative transactions. These derivative transactions include forward foreign exchange contracts, equity contracts, interest rate contracts, credit default swap index contracts and credit contracts.

Interest rate contracts consist of TBAs, non-regular-way settling trades, which provide for the delayed delivery or purchase of U.S. Treasury securities and agency mortgage-backed securities, and exchange-traded futures.

Credit contracts consist of non-regular-way settling trades, which provide for the delayed delivered or purchase of corporate bonds or money-market securities.

The Company uses derivative instruments for economic hedging, foreign currency exposure management, and client facilitation. The Company uses TBAs to reduce exposure on marketable mortgage-backed securities already owned. The Company manages its trading positions by employing a variety of risk mitigation strategies. Economic hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under FASB ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022**

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis as of December 31, 2022:

(in 000's)	Fair Value			Notional		
	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared
Derivative assets:						
Financial instruments owned:						
Forward foreign exchange contracts	—	5,995	—	—	54,415	—
Interest rate contracts	1,195	7,660	76,726	150,000	847,376	6,108,172
Receivables from brokers, dealers and clearing organizations:						
Interest rate contracts	18,744	—	—	1,074,946	—	—
Total derivative contracts	$ 19,939	$ 13,655	$ 76,726	$ 1,224,946	$ 901,791	$ 6,108,172
Cash collateral netting	—	(5,867)	(33,237)	—	—	—
Counterparty netting	(4,759)	(3,302)	(35,915)	—	—	—
Total Derivative assets	$ 15,180	$ 4,486	$ 7,574	$ 1,224,946	$ 901,791	$ 6,108,172
Derivative liabilities:						
Financial instruments sold, but not yet purchased:						
Interest rate contracts	—	4,136	35,968	—	320,559	3,447,283
Payables from brokers, dealers and clearing organizations:						
Interest rate contracts	4,759	—	—	170,246	—	—
Total derivative contracts	$ 4,759	$ 4,136	$ 35,968	$ 170,246	$ 320,559	$ 3,447,283
Cash collateral netting	—	(32)	—	—	—	—
Counterparty netting	(4,759)	(3,302)	(35,915)	—	—	—
Total Derivative liabilities	$ —	$ 802	$ 53	$ 170,246	$ 320,559	$ 3,447,283

The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties. Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met are presented net on the Statement of Financial Condition. The Company's TBA master netting agreements generally contain provisions allowing for collateral to be obtained, or to be sent, based on market valuations of the underlying securities. The Company has elected to offset the fair value of TBAs and related cash collateral with the same counterparties under these master netting arrangements.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022**

The following table presents the fair value of derivative instruments by type of derivative contract on a gross basis, including information about the offsetting of derivative instruments and related collateral amounts as of December 31, 2022:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amounts Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2)		Net Amount
				Financial Instruments	Other Cash Collateral - Pledged	
Derivative Assets:						
Forward foreign exchange contracts	$ 5,995	$ (4,990)	$ 1,005	$ —	$ —	$ 1,005
Interest rate contracts	104,326	(78,090)	26,236	—	—	26,236
Derivative Liabilities:						
Interest rate contracts	$ 44,863	$ (44,008)	$ 855	$ —	$ —	$ 855

(1) Amounts related to central counterparty clearing and margin netting as well as master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

9.   FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

The following table presents the costs, accumulated depreciation and amortization and net book value at December 31, 2022:

(in 000's)	Cost	Accumulated Depreciation & Amortization	Net Book Value
Furniture and equipment	$ 23,615	$ (16,543)	$ 7,072
Software	82,640	(48,394)	34,246
Leasehold improvements	26,624	(10,175)	16,449
Right of use lease assets	55,714	(12,654)	43,060
Total	$ 188,593	$ (87,766)	$ 100,827

The Company's right of use lease assets consist of real estate leases only, with a weighted average lease term of 13 years. The weighted average discount rate applied to the right of use lease assets and lease liabilities was 3.92% and represents the Company's incremental borrowing rate.

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022**

10. ACCRUED EXPENSES AND OTHER LIABILITIES

The following table presents accrued expenses and other liabilities at December 31, 2022:

(in 000's)	Book Value
Capital markets related payables	$ 4,487
Employee related payables	60,427
Lease liabilities	54,985
Taxes payable	24,446
Other	6,503
Total	$ 150,848

11. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, secured financing transactions, professional services, and clearing and operational support.

At December 31, 2022, assets and liabilities with related parties consisted of the following:

(in 000's)	
Assets:	
Cash and cash equivalents	$ 37,882
Securities borrowed	179,711
Receivables from brokers, dealers and clearing organizations	7,801
Receivables from affiliates	28,613
Financial instruments owned, at fair value	1,073
Interest receivable	214
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $8.8 million)	43,083
Other assets	584
Total	$ 298,961
Liabilities:	
Short-term borrowings (Note 5)	$ 2,035,969
Securities loaned	263,812
Securities sold under agreements to repurchase	4,560
Payables to brokers, dealers and clearing organizations	252
Payables to affiliates	43,699
Financial instruments sold, but not yet purchased, at fair value	30
Interest payable	12,073
Accrued expenses and other liabilities	53,731
Liabilities subordinated to claims of general creditors (Note 6)	775,000
Total	$ 3,189,126

As of December 31, 2022, the Company had affiliate related balances within Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition. The balance relates to receivables from capital markets activity of $7.8 million.

As of December 31, 2022, the Company had affiliate related balances within Payable to brokers, dealers and clearing organizations on the Statement of Financial Condition. The balance is mainly comprised of securities failed-to-receive.

The Company enters into securities-for-securities transactions with related parties. As of December 31, 2022, $179.7 million related to affiliate activity with MUFG Securities Canada, Ltd. ("MUS Canada"). The fair value of the collateral received from MUS Canada is recognized in Securities borrowed and the related obligation to return the collateral is recognized in Securities loaned on the Statement of Financial Condition.

The Company enters into a number of forward foreign exchange contracts with MUFG Bank, New York Branch, to hedge non-U.S. dollar denominated short-term borrowings. As of December 31, 2022 the gross fair value of these contracts was $6 million.

The Company receives a fee share from capital market deals underwritten by affiliates. As of December 31, 2022, the associated receivable was $8.0 million, $0.7 million of which was recorded as Receivables from affiliates (with the remainder as Receivables from brokers, dealers and clearing organizations).

The Company has referral agreements with its affiliates and pays referral fees from investment banking revenues earned. As of December 31, 2022, the associated payable was $22.5 million and was recorded as Payables to affiliates on the Statement of Financial Condition.

The Company has a number of service fee arrangements in place with its affiliates. These service fee arrangements are for management and personnel support as well as shared infrastructure. As of December 31, 2022, the associated receivables and payables were $28 million and $21.2 million, respectively, and were recorded as Receivables from affiliates and Payables to affiliates, respectively, on the Statement of Financial Condition.

The Company recognizes certain leases classified as operating leases as a right of use lease asset and lease liability. As of December 31, 2022, the recognized right of use lease asset and lease liability for leases related to affiliates were $43.1 million and $53.7 million, respectively. They are reported as Furniture, equipment, software and lease hold improvements, at cost and Accrued expense and other liabilities, respectively, on the Statement of Financial Condition. For further information related to the Company's lease and other commitments with affiliates, see Note 15.

12. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it

is more likely than not that some portion or all of the deferred tax assets will be realized and has determined that no valuation allowance is required.

The Company currently files tax returns in various state and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2022 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	16,081
Fixed assets		2,442
Accrued Interest		22
Lease liability		14,760
Prepaid pension		40
Other Assets		2,036
Gross adjusted deferred tax assets		35,381
Deferred tax liabilities:		
ROU asset	$	11,875
Accrued and deferred rent		197
Gross adjusted deferred tax liabilities		12,072
Net deferred tax assets	$	23,309

The Company is subject to U.S. federal income tax as well as various state income taxes. With the U.S. federal taxing authorities, the Company is open to examination for periods 2019 and forward. With respect to New York State and City, the Company is open to examination for periods 2017 and forward. For California, the Company is included within a combined income tax return with MUAH and subsidiaries and are open tax years 2010 and forward due to amended tax returns filed. In 2018, the MUAH combined California returns for tax years 2013-15 were amended, claiming refunds. In 2021, the MUAH combined California returns for tax years 2016-2017 were amended, claiming refunds.

13. COLLATERALIZED AGREEMENTS

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions as part of its match-book financing business as well as to facilitate customer activity, to fund the Company's long trading inventory and to cover short positions. The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties.

The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of counterparty.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2022, the fair value of securities received as collateral, prior to netting, was $22.9 billion and the fair value of the portion that has been sold or repledged was $12.5 billion.

The Company also enters into securities-for-securities transactions. When the Company is the lender of securities and the collateral can be sold or repledged, the fair value of the collateral received is reported in Securities borrowed. The related obligation to return the collateral is recognized in Securities loaned on the Statement of Financial Condition. As a result, at December 31, 2022, the Company recognized $179.7 million of the collateral received in Securities borrowed and the related obligation to return the collateral in Securities loaned in the Statement of Financial Condition.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2022:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amount Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2)		Net Amount
				Financial Instruments Collateral	Other Cash Collateral	
Assets:						
Securities borrowed	$ 6,747,249	$ —	$ 6,747,249	$ (6,612,989)	$ —	$ 134,260
Securities purchased under agreements to resell, net	16,188,065	(5,157,593)	11,030,472	(11,030,472)	—	—
Liabilities:						
Securities loaned	$ 310,344	$ —	$ 310,344	$ (305,214)	$ —	$ 5,130
Securities sold under agreements to repurchase, net	23,969,935	(5,157,593)	18,812,342	(18,812,342)	—	—

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022**

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement. Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net, do not meet the netting criteria.

The following table presents, as of December 31, 2022, the gross obligations for Securities sold under agreements to repurchase and Securities loaned by remaining contractual maturity and class of collateral pledged:

(in 000's)	Overnight and Continuous	2-30 Days	31-90 Days	Greater Than 90 Days	Total
Securities sold under agreements to repurchase (gross):					
U.S. Treasury and government agencies	$ 9,103,438	$ 903,732	$ 919,125	$ 750,000	$ 11,676,295
Mortgage-backed securities:					
U.S. Agency securities	4,600,000	1,613,612	2,932,513	100,000	9,246,125
Corporate bonds	236,671	—	868,911	—	1,105,582
Other debt	189,379	—	200,100	—	389,479
Equity securities	1,403,978	—	148,476	—	1,552,454
Total	$ 15,533,466	$ 2,517,344	$ 5,069,125	$ 850,000	$ 23,969,935
Securities loaned:					
U.S. Treasury securities	$ —	$ 179,711	$ —	$ —	$ 179,711
Corporate bonds	10,395	—	—	—	10,395
Equity securities	44,297	75,941	—	—	120,238
Total	$ 54,692	$ 255,652	$ —	$ —	$ 310,344

The Company also enters into forward-starting collateralized financing agreements which, in accordance with FASB ASC 860, are not recognized on the Statement of Financial Condition until the date of transfer. At December 31, 2022, the Company had commitments to enter into forward-starting reverse repurchase and repurchase agreements of $0.55 billion and $2.3 billion, respectively.

14. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and

effectively identify, assess, monitor, and manage its risk is critical to the overall execution of its strategy and profitability.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. The Company's governance includes a Board with independent directors and senior management led governance committees that establish risk appetite statements and policies. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level. Effective risk practices are carried out through constant communication, exercising of professional judgment, and knowledge of specialized products and markets.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and credit spreads as well as market volatility of all asset classes from the market making trading operations. A variety of market risk limits are assigned to each trading desk based on the risks inherent in those products (i.e. credit trading, treasury trading, secondary loan trading).

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent, obligations. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements, securities borrowed and loaned transactions, and forward settling securities transactions, including TBA's and non- regular-way settling trades reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. Risk mainly arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities primarily with counterparties including securities brokers and dealers, banks, funds, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument which is internally monitored on a continuous basis.

The Company clears securities transactions through the Depository Trust and Clearing Corporation's subsidiaries, Fixed Income Clearing Corporation, the National Securities Clearing Corporation and the Depository Trust Company. The Company clears options transactions through the Options Clearing Corporation. These activities typically mitigate risk but the Company may still be exposed to risk in the event that these counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the creditworthiness of counterparties.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022**

Operational Risk - Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity risk, financial crime, business continuity risk and environmental risk, but excludes strategic and reputational risk. Our operations rely on the secure processing, storage, transmission and reporting of personal, confidential and other sensitive information or data in our computer systems, networks and business applications.

Customer Securities Transactions - In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records customer securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with reverse repurchase and repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

15. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York, New Jersey, California and Illinois.

In 2014, the Company entered into a sublease with MUAH to rent its primary office space in New York. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2023	$ 4,828
2024	4,829
2025	4,830
2026	5,222
Thereafter	49,328
Total	$ 69,037

Securities Financing – The Company has three committed facilities to provide collateralized financing to third parties. The first facility is shared with an affiliate, MUFG Securities EMEA plc, with an aggregate commitment up to $250 million. The other two facilities are with clearing organizations and are required as part of the Company's membership agreements with the amounts being reset semi-annually throughout the whole of the clearing organizations' memberships. At December 31, 2022, the Company's required commitment was $448.2 million. At December 31, 2022, none of these facilities were drawn upon.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2022.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company. However, based on experience, the Company expects the risk of loss to be remote.

16. **RETIREMENTS, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS**

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"). Sponsorship of the Retirement Savings Plan was transferred from MUB to MUFG Bank, Ltd. effective December 1, 2022. Contributions are based on an amount that satisfies ERISA funding standards.

From 2011 to 2018, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly based on cash surrender value of the corporate-owned life insurance. At December 31, 2022, the value of the trust is $16.9 million and is included in Other Assets. The Company recognized an obligation to the employees of $2.4 million in Accrued expenses and other liabilities.

In 2021, the MUFG Securities Americas Annual Discretionary Bonus Plan was amended to provide for deferred incentive compensation awards in the form of cash. The awards generally vest one month before each anniversary of the grant date and become fully vested thirty-five months from the grant date. The Company recognizes compensation expense ratably over the entire vesting period. Awards granted to employees who are retirement eligible as of the grant date or become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. Forfeitures are recognized as incurred.

17. MANAGEMENT STOCK PLANS

Beginning June of 2019, the Company elected to award deferred incentive compensation to certain of its employees in the form of RSUs under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, the employees were granted RSUs settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market.

For grants issued prior to June 2020, these awards vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Beginning with grants issued in June 2020, awards generally vest pro-rata one month before each anniversary of the grant date and become fully vested thirty-five months from the grant date. Under most circumstances, the employee must complete the specified continuous service requirement for awards to become fully vested. The grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions, or terminates employment under certain conditions.

Participants are entitled to "dividend equivalent credits" on their unvested restricted stock units when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the restricted stock units were granted.

18. REGULATORY REQUIREMENTS

As a broker-dealer and introducing broker, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934 and Regulation 1.17 of the CFTC, which requires the maintenance of minimum net capital equal to the greater of the requirement under Rule 15c3-1 or CFTC Rule 1.17. The Company calculates net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital equal to the greater of $1.0 million or 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934 ("Rule 15c3-3"), plus excess margin collected on resale agreements, as defined. At December 31, 2022, the Company had net capital of $1,347.0 million, which was $1,343.9 million in excess of the $3.0 million requirement.

The Company is not permitted to pay dividends or repay subordinated debt if net capital after such payments or repayments would be less than 5% of aggregate debit items computed in accordance with §240.15c3-3a or net capital would be less than 120% of the minimum dollar amount required by paragraph (a)(1)(ii) of §240.15c3-1.

Pursuant to SEA Rule 15c3-3, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. As of December 31, 2022, The Company had a customer reserve requirement of $0.8 million. At December 31, 2022, the

MUFG SECURITIES AMERICAS INC.

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022**

Company had $12.0 million reflected on the Statement of Financial Condition as Cash segregated under federal and other regulations or requirements.

19. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 through the date on which the financial statement is available to be issued. The Company has subsequently renewed its short-term borrowings and commitments that matured, but has no other material subsequent events to note.

*****

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15c3-1
DECEMBER 31, 2022
(In thousands of dollars)

NET CAPITAL	
Stockholder's equity	$ 1,167,673
Deduct: Ownership equity not allowable for Net Capital	(5,781)
Subordinated liabilities	775,000
Total capital and allowable subordinated liabilities	1,936,892
NON-ALLOWABLE ASSETS:	
Receivables from Affiliates	28,613
Securities owned, not readily marketable	29,403
Cash at affiliated banks	37,882
Receivables from Brokers, dealers and clearing organizations	41,460
Furniture, equipment and leasehold improvements, net	57,767
Deferred tax assets and other assets	162,456
Total non-allowable assets	357,581
AGED FAIL-TO-DELIVER	300
COMMODITY FUTURES CONTRACTS AND SPOT COMMODITIES - **PROPRIETARY CAPITAL CHARGES**	
Minimum maintenance margin for futures	35,995
Foreign currency exposure	1,025
Total Commodity futures contracts and spot commodities - proprietary capital charge	37,020
OTHER DEDUCTIONS AND CHARGES:	
Securities borrow charges	2,373
Extended settlement trades	8,809
Reverse repurchase margin charges	70,459
Other	30,524
Total other deductions and charges	112,165
TOTAL DEDUCTIONS AND CHARGES	507,066
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	1,429,826
HAIRCUTS ON SECURITIES:	
U.S. Government obligations	49,382
Corporate obligations	32,832
Other securities	625
Total haircuts	82,839
NET CAPITAL	$ 1,346,987
MINIMUM NET CAPITAL REQUIREMENT (Greater of $1,000 or	
2% of aggregate debit balances plus resale surplus)	$ 3,038
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 1,343,949

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2022 FOCUS report filed on February 24, 2023.